EXCHEQUER

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement dated April 28, 2006, to the prospectus dated May 1, 1998. Please read it carefully and keep it with your prospectus for future reference.

INFORMATION REGARDING INVESTMENT DIVISION ADDITIONS AND CLOSINGS

Effective April 28, 2006, Investment Divisions which invest in the following Portfolios are available under your Contract:

- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Lord Abbett U.S. Government Securities Portfolio (Initial Class)
- ING VP Balanced Portfolio (Class I)

Effective April 28, 2006, we are closing to new investment the Investment Divisions which invest in the following Portfolios:

- AIM V.I. Core Equity Fund (Series I)
- ING Mercury Large Cap Value Portfolio (Class I)
- Van Eck Worldwide Hard Assets Fund

Contract owners who have Contract value allocated to one or more of the Investment Divisions which correspond to these Portfolios may leave their Contract value in those Investment Divisions, but future allocations and transfers into those Investment Divisions are prohibited. If your most recent premium allocation instructions includes an Investment Division which corresponds to one of these Portfolios, premium received after April 28, 2006, which would have been allocated to an Investment Division corresponding to one of these Portfolios will be allocated on a pro rata basis among all the other available Investment Divisions in which your Contract value is allocated. If there are no other such Investment Divisions, you must provide us with alternative allocation instructions or the premium payment will be returned to you.